UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT INFORMATION

Bogotá D.C., November 3, 2021. Further to Avianca Holdings S.A.’s (“Avianca” or the “Company”) prior disclosures to the market, in the context of the Company’s Chapter 11 proceedings, and following the confirmation of the Company’s plan of reorganization (the “Plan”) by the Bankruptcy Court for the Southern District of New York (the “Court”) Avianca informs that:

1.

As previously disclosed to the market, the Company’s entry into and performance under an Equity Conversion and Commitment Agreement (the “ECCA”), dated September 1, 2021, by and among the Company, certain of its subsidiaries and a majority of Avianca’s “Tranche B” Lenders under the Company’s outstanding DIP Credit Agreement (the “Tranche B Lenders”) will result in the emergence of a new reorganized company from the Chapter 11 process. As established in Avianca’s DIP financing, the restructured company, named Avianca Group International Limited (“Avianca Group”) will be incorporated in the United Kingdom and the majority of its shareholders will be the Tranche B Lenders, who will convert the debt into equity of the restructured company thus ensuring the viability of Avianca Group’s capital structure. Further, unsecured creditors of Avianca will receive shares as partial payment for their unsecured claims, which have been subject to a substantial haircut as part of the ongoing reorganization process. The Company reiterates that, as disclosed to the market on prior occasions, current shareholders in Avianca (including ordinary shareholders and preferred shareholders) will not receive any distribution nor will they own shares of Avianca Group on the basis of their pre-petition shareholding in Avianca.

2.

In accordance with the provisions of the Plan and the ECCA (both approved by the Company’s creditors and confirmed by the Court), Avianca’s assets (including those of its operating subsidiaries), as well as its restructured financial obligations, will be transferred to Avianca Group in order to comply with Avianca’s undertakings vis-à-vis the Tranche B Lenders and its unsecured creditors.

3.

Pursuant to release No. 219 of the Colombian Stock Exchange (“BVC”) on November 2, 2021, the BVC suspended trading in the Company’s stock (“PFAVH shares”). As a result, as of such date, all active orders relating to PFAVH shares were automatically removed from the trading system, and going forward neither the entry of orders nor the execution of over the counter trades will be allowed.

4.

In accordance with current regulations and in line with precedents of companies in similar circumstances, it is likely that the competent authorities, in line with applicable law, will proceed to remove Avianca Holdings S.A. from the Colombian Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) resulting in the delisting of the PFAVH shares from the BVC.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations and beliefs, including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the further impacts of the COVID-19 pandemic. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(+571) 587 7700

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortés, Corporate Communications

carolina.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary